UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

846425833

(CUSIP Number)

Benjamin A. Vega

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2354

bvega@meruelogroup.com

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425833

1.	Names of Reporting Persons. Alex Meruelo Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425833

1.	Names of Reporting Persons. Meruelo Investment Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425833

1.	Names of Reporting Persons. Liset Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Alexander Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Lisette Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Alexis Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF / AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425833

1.	Names of Reporting Persons. Alex Meruelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

Introduction

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2016 (the “Original Schedule 13D”) and Amendment No.1 filed with the SEC on December 8, 2016 (“Amendment No. 1”) and together with Amendment No. 2, the “Schedule 13D”) with respect to the Class A Common Stock, $0.0001 par value (the “Class A Common Stock”) issued by Spanish Broadcasting Systems, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or Amendment No.1, as applicable.  This Amendment No. 2 amends Item 5 and 7.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based on 4,241,991 shares of Class A Common Stock outstanding as of October 30, 2018.

(b)                                  Number of securities for or as to which each reporting person has:

(i)                                   Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)                                Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)                             Sole power to dispose or to direct the disposition of:  See Item 9 on such reporting person’s cover page hereto.

(c)                                  During the past sixty days, the only transactions in Class A Common Stock effected by the reporting parties were the open market purchases by the reporting persons as set forth in Exhibit 1.1.

(e)                                  As a result of the transactions described herein, on December 31, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date:	January 4, 2019	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Meruelo Investment Partners LLC

Date:	January 4, 2019	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Managing Member

Liset Meruelo

Date:	January 4, 2019	By:	/s/ Liset Meruelo
		Name:	Liset Meruelo

Alexander Meruelo

Date:	January 4, 2019	By:	/s/ Alexander Meruelo
		Name:	Alexander Meruelo

Lisette Meruelo

Date:	January 4, 2019	By:	/s/ Lisette Meruelo
		Name:	Lisette Meruelo

Alexis Meruelo

Date:	January 4, 2019	By:	/s/ Alexis Meruelo
		Name:	Alexis Meruelo

Alex Meruelo

Date:	January 4, 2019	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description
1.1	Transactions in Shares (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (incorporated by reference to the Original Schedule 13D)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.